SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) February 9, 2009

Community Bank Shares of Indiana, Inc.

(Exact Name of Registrant as Specified in Charter)

Indiana	0-25766	35-1938254
State or Other Jurisdiction	(Commission File	(IRS Employer
of Incorporation	Number)	Identification No.)

101 West Spring Street, New Albany, Indiana 47150
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number including area code (812) 944-2224

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENTS

On February 9, 2009, Community Bank Shares of Indiana, Inc. issued a press release reporting the declaration of a quarterly cash dividend. A copy of the press release is attached as Exhibit 99.1 to this 8-K.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibits

EXHIBIT NO.

99.1 Community Bank Shares of Indiana, Inc. Press Release dated February 9, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY BANK SHARES OF INDIANA, INC.

Date: February 9, 2009   By: /s/ James D. Rickard
                                 Name: James D. Rickard
                                 Title: President and CEO

Date: February 9, 2009   By: /s/ Paul A. Chrisco
                                 Name: Paul A. Chrisco
                                 Title: Executive Vice President and CFO

Exhibit 99.1

News Release

Contact:

Paul Chrisco, CFO
(812) 981-7375

FOR IMMEDIATE RELEASE

Community Bank Shares of Indiana, Inc. reports 1st quarter dividend

NEW ALBANY, Ind. (February 9, 2009) – Community Bank Shares of Indiana, Inc. (NASDAQ-CBIN) reported the declaration of a quarterly cash dividend. On February 4, 2009, the Company's Board of Directors declared a $0.175 cash dividend per share on the common stock of the Company to be paid on March 4, 2009 to the stockholders of record of the Company at the close of business on February 16, 2009.

"In a time of difficulty in the banking industry we feel that the ability to maintain our first quarter dividend unchanged from the prior quarter provides evidence of the Company's strong capital and liquidity positions. We will continue to manage our risks prudently, looking for opportunities to strengthen the balance sheet against sustained economic headwinds. Capital preservation, liquidity management, and credit risk mitigation will be the main priorities of the Company as we deal with the ongoing economic downturn," said James D. Rickard, President and CEO.

Community Bank Shares of Indiana, Inc. is the parent company of Your Community Bank in New Albany, Indiana and The Scott County State Bank in Scottsburg, Indiana, which are full-service banking subsidiaries. The Company is traded on the NASDAQ under the symbol *CBIN*.

Statements in this press release relating to the Company's plans, objectives, or future performance are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations. The Company's actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties, including those discussed in the Company's 2007 Form 10-K and subsequent 10-Qs filed with the Securities and Exchange Commission.